Exhibit 6.14

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into on the 5th day of March 2021, by and between Prometheum, Inc., a Delaware corporation, its subsidiaries, affiliates, successors or assigns (collectively, the “Company”) and Rosemarie Fanelli (the “Employee”). As a condition of the Employee’s employment with the Company, and in consideration of the Employee’s receipt of Confidential Information (as defined below), the Employee’s employment with the Company and Employee’s receipt of any compensation the Company is paying the Employee, the Employee agrees to the following terms.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the Company and the Employee agree as follows:

1.	EMPLOYMENT

The Company hereby agrees to employ the Employee and the Employee hereby accepts such employment, on the terms and conditions hereinafter set forth.

2.	EMPLOYMENT

Subject to the terms and conditions of this Agreement, the Employee’s employment with the Company is for a minimum two (2) year period commencing May 3, 2021 (the “Term”).

This Agreement will after two (2) years, renew for another two (2) year term , (“Extended Term”), at the election of the employee, and then thereafter, will renew at the determination of the Company.

3.	POSITION AND DUTIES

(a)            Position. During the Term, the Employee shall serve as Chief Regulatory Officer of the Company or in such other position or positions with a level of duties and responsibilities consistent with the foregoing with the Company and/or its subsidiaries and affiliates as the Board of Directors of the Company (the “Board”) or a co-CEO, or his designee, may specify from time to time and shall have the duties, responsibilities and obligations customarily assigned to individuals serving in the position or positions in which the Employee serves hereunder and as assigned by the Board, or with the Board’s authorization, by a co-CEO or such co-CEO’s designee.

(b)            Duties. The Employee agrees to devote all of his/her working time and efforts to the performance of her duties for the Company and to faithfully and diligently serve the Company in accordance with this Agreement and the guidelines, policies and procedures of the Company, whether written or oral, approved from time to time by the Board. It is understood that Employee is attending law school at night and that the Company fully supports her endeavor and will make necessary accommodations to Employee to facilitate completion by Employee of Law School. Furthermore, the Company agrees to provide the Employee with two months of leave for the period directly preceding the date that the Employee is first scheduled to take New York State Bar examination.

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(c)            Nature of Company. The Employee understands and acknowledges that the Company is a business in development and many of the Company’s operations, lines of business, policies, procedures, and internal rules (including with regard to compensation, promotion and benefit plans) are, and will be, evolving.

(d)            Use of Images. During the Employee’s employment, the Company or its agents may obtain images of the Employee for subsequent use in Company materials, including promotional and marketing materials. The Employee’s name and biographical information may or may not be included along with such images. The Employee hereby grants the Company permission to use its images and biographical materials, subject to pre-approval by Employee, both during and after the Employee’s employment, and Employee understands that Employee will not receive any royalties or other compensation for such use.

(e)             Employee Handbook. The Employee acknowledges receipt of a copy of the Company’s Employee Handbook (the “Employee Handbook”). Within ten (10) days of execution of this Agreement, the Employee will read the entire Employee Handbook and hereby agrees to comply with all codes of conduct, policies and supplemental policies contained within the Employee Handbook, together with all such codes of conduct, policies and procedures that may be subsequently implemented by the Company and not contained in the Employee Handbook, as such codes of conduct, policies and procedures may be amended or supplemented from time to time (“Company Policies”).

4.	NO CONFLICTS; ACCURACY OF INFORMATION

The Employee hereby represents to the Company that; (i) the execution and delivery of this Agreement by the Employee and the performance by the Employee of the Employee’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Employee is a party or by which the Employee is otherwise bound including, but not limited to, any agreement or policy related to Intellectual Property (as defined herein); (ii) the Employee is not in possession of any information (including, without limitation, confidential information, proprietary information or trade secrets) the knowledge of which would prevent the Employee from freely entering into this Agreement and carrying out his/her duties hereunder; (iii) the Employee is not bound by any confidentiality, trade secret or similar agreement, including with regard to any rights of any third party, with any person or entity other than the Company and (iv) all prior information previously provided by Employee to the Company, including, but not limited to, all resumes, contact lists and background information is true and correct as of the date of delivery of such material.

5.	LOCATION

The Employee will be based in New York City at 120 Wall Street, New York, New York 10005 unless otherwise agreed to in writing.

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6.	COMPENSATION AND BENEFITS

(a)             Cash Compensation. As compensation for the performance by the Employee of her obligations hereunder, during the Term, the Company shall pay the Employee an annual base salary of $325,000, payable in equal installments on a weekly basis, unless otherwise determined by Company policy, less normal withholdings and deductions, from time to time (but no less frequently than monthly), subject to periodic review at the Extended Term, and adjustment by the Board, a co-CEO or any committee subsequently established by the Board, in the sole and absolute discretion of the Board, such co-CEO or any such committee.

(b)             Benefits. During the Term, the Employee shall be entitled to participate in all of the Company’s employee benefit plans and arrangements, including, but not limited to, any retirement plan, medical, dental and vision insurance plans (after expiration of the then applicable probationary period), vacation and sick day policies, commuter programs (including Transitchek), and holiday policies as described in the Employee Handbook. The Employee shall be included in discussion to determine the Company’s health, dental and vision insurance plans upon expiration of the Company’s current health, dental and vision insurance plans.

   In addition to the vacation and sick days described in the Employee Handbook, the Company agrees to provide the Employee with 14 discretionary days off each year.

(c)             Reimbursements. The Employee shall be reimbursed by the Company for work and travel related expenses as described in the Company Handbook, and as modified by any applicable Company Policies.

(d)             Stock Grant. Employee shall receive a Stock Grant of restricted common stock of the Company of 100,000 shares of common stock which will vest 25% with regards to the grant on the last day of the calendar month after twelve (12) months of continuous service and the balance will vest in equal monthly installments over the next thirty six (36) months).

(e)             Bonus. The Employee shall receive a guaranteed bonus of $100,000 to be paid a year from the Effective Date or as otherwise determined by the board of directors which shall not be more than a year from the Effective Date.

(f)             Tuition Reimbursement. The Company will provide Employee with an annual tuition grant for Law School costs of $5,250 per annum or the maximum amount allowed by the IRS.

Moreover, the Company will reimburse the Employee for all tuition assistance, amounting to $7,875 provided by the Employee’s prior employer which policy requires repayment if the recipient leaves the former employer’s employ prior to two (2) years from the tuition grant.

(g)             Options. The Employee will be granted two options to purchase (i) 100,000 shares of Company common stock, in accordance with Employee Stock Option Plan (the “ESOP”) and (ii) 100,000 tokens of the Company in accordance with the Employee Token Option Plan (the “ETOP” and, together with the ESOP, the “Option Agreements”). As set forth in the Option Agreements, the Employee will vest, with regard to the options, on the last day of the calendar month after twelve (12) months of continuous service, and the balance will vest in monthly installments over the next thirty six (36) months of continuous service. The respective exercise price, date of grant, precise vesting schedule and other terms will be set forth in the respective Option Agreement. The respective exercise prices will be equal to the fair market value per share or token, as the case may be, on the date that the option is granted, which shall be January 1, 2021.

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7.	TERMINATION OF THIS AGREEMENT

(a)            Termination; Effectiveness. The Company may terminate the Employee’s employment hereunder at any time upon written notice to the Employee. The Employee may terminate the Employee’s employment upon thirty (30) days written notice (in the form of a letter of resignation) to the Company. Any such written notice shall be a “Notice of Termination” and shall be effective as of the date set forth in such Notice of Termination (and the expiration of thirty (30) days in the case of a notice from the Employee). In the event that the Employee’s employment is terminated by Employee’s death, termination of the Employee’s employment will be effective as of the date of his/her death. If the Employee is terminated, without cause, prior to the completion of the Term and/or the Extended Term, the Company shall pay the Employee’s cash salary for any days remaining in the Term, after Notice of Termination, in USD and pay the Employee’s cash salary remaining in the Extended Term, after date of the Notice of Termination, in cash and stock/Ember tokens, both in equal installments over the remaining days left in the Term and/or Extended Term., unless the Employee finds different employment at which point payment of the remaining salary in the Term and/or Extended Term shall cease. All common stock and Ember tokens will be valued at the then current market pricing.

For purposes of this Agreement, “Cause” is defined as (i) the Employee’s material breach of this Agreement; (ii) the Employee’s conviction of any felony or any crime involving moral turpitude including any misdemeanor; (iii) gross negligence or willful misconduct by the Employee in connection with the performance of her duties hereunder; (iv) the Employee willfully refuses to implement or follow a lawful policy or directive of the Company; (v) the Employee engages in misfeasance or malfeasance demonstrated by a pattern or failure to perform job duties diligently and professionally; (vi) the Employee being found liable in any SEC or other civil or criminal securities law (whether in the United States or any other jurisdiction) action or entering any cease and desist order with respect to such action (regardless of whether or not Employee admits or denies liability) where the conduct which is the subject of such action could be injurious to the Company (including, but not limited to if Employee is determined to have a “bad actor” disqualification as set forth in Rule 506(d) of Regulation D under the Securities Act of 1933, as amended); or (vii) the Employee’s refusal to perform such duties reasonably requested in the ordinary course by the Board; provided, however, that the Company shall give Employee ten (10) days’ after receipt by the Employee of written notice of “Cause” for her termination to cure prior to any termination for Cause based on the grounds specified herein, except in cases where the Employee is in breach of subsection (ii), (v), and (vi) hereof.

(b)            Return of Company Property. Immediately upon Employee’s termination with the Company, the Employee will deliver to the Company and will not keep, recreate or deliver to any other person or entity, any documents and materials pertaining to Employee’s employment with the Company. The Employee agrees to deliver any and all of the Company’s electronic or physical property, facilities or systems (collectively “Company Property”), as applicable, in the Employee’s possession or control or in the possession of any third party if the Employee had transferred such Company Property to such third party, subject to Employee’s control. The Employee agrees, upon the Company’s request, to sign any document that Employee had fulfilled all of his/her responsibilities, with regard to the return of Company Property, set forth in this Section 7(b). The Employee will also immediately return to the Company all personal property of the Company in Employee’s possession, or in the possession of any third party, including, but not limited to, any other documents, contracts, agreements, plans, photographs, projections, books, files, correspondence, memoranda, manuals, magnetic tape, notes, records (including marketing and operating records), journals, electronically stored data and all copies, excerpts or summaries of the foregoing, as well as any automobile, personal property, business supplies, copy machine, fax machine, camera, computer, computer related accessories, cell phone, hand held device, office furnishings or other materials or equipment.

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(c)            Return of Company Information. Upon termination of Employee’s employment, the Employee will make a prompt and reasonable search for any Confidential Information (as defined below) in the Employee’s possession or control or any Confidential Information in the possession of any third party, if the Employee had transferred such Confidential Information to such third party, subject to Employee’s control. If Employee locates such information, Employee will notify the Company and provide a computer – usable copy of it. The Employee will cooperate reasonably with the Company to verify that the necessary copying has been completed and, when the Company confirms compliance, the Employee will delete fully all Confidential Information. The Employee agrees, upon the Company’s request, to sign any document that Employee had fulfilled all of his/her responsibilities, with regard to the return of Confidential Information, set forth in this Section 7(c).

(d)            Compliance. The Employee has no reasonable expectation of privacy in any Company Property or in any other documents, equipment or systems used to conduct the business of the Company. The Company may audit and search any Company Property or such documents, equipment and systems without further notice to Employee for any business-related purpose at the Company’s discretion. The Employee will provide the Company with access to any documents, equipment or systems used to conduct the business of the Company immediately upon request. The Employee consents to the Company taking reasonable steps to prevent unauthorized access to Company Property and Confidential Information. The Employee understands that the Employee is not permitted to add any unauthorized applications or any applications for which the Employee does not have a license or authorization to use such software or websites for which Employee does not have a license or authorization to use on Company Property. The Employee acknowledges that it is the Employee’s responsibility to comply with the Company’s policies governing the use of Company Property.

8.	CONFIDENTIALITY AND NON-DISCLOSURE

(a)             Definition of Confidential Information. “Confidential Information” means, without limitation, any information in any form that relates to the Company or the Company’s business or anticipated business, and that is not generally known. Confidential Information includes, without limitation, the Company’s non-public information that relates to its actual or anticipated business, products or services, research, development, technical data, customers, customer lists, markets, software, hardware, finances, employee data, and evaluation, trade secrets or know how, intellectual property rights, including, but not limited to, Work Product (defined below), unpublished or pending patent applications, and all related patent rights, and user data (i.e., any information directly or indirectly collected by the Company from users of its services). Confidential Information also includes any information of third parties (i.e. advertisers, collaborators, subscribers, customers, suppliers, partners, vendors, licensees, or licensors) that was acquired by the Company on a confidential basis. Confidential Information does not include any items that have become publicly known through no wrongful act of the Employee or others under a relevant confidentiality obligation. Nothing in this agreement is intended to limit the employee’s rights to discuss the terms, wages, and working conditions of the Employee’s employment, as protected by applicable law.

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(b)            Nonuse and Nondisclosure. During and after the Employee’s employment with the Company, the Employee will hold in the strictest confidence and take all reasonable precautions to prevent any unauthorized use or disclosure of Confidential Information (whether disclosed to the Employee in anticipation of or during Employee’s employment with the Company), and the Employee will not (i) use Confidential Information for any purpose other than for the benefit of the Company in the scope of Employee’s employment, or (ii) disclose Confidential Information to any third party without prior written authorization. The Employee hereby agrees that Confidential Information used by the Employee or generated by in connection with the Employee’s employment belongs to the Company (or third parties identified by the Company). The Employee acknowledges that any unauthorized use by, or disclosure of, confidential Information by the Employee during or after the Employee’s employment may lead to disciplinary action, including termination and/or legal action.

(c)            Third Party Information in the Company’s Possession. The Employee recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Employee agrees that the Employee owes the Company and such third parties, during the Term and thereafter, a duty to hold all such confidential or proprietary information in strict confidence and not to disclose such information to any person or firm, or otherwise use such information, in a manner inconsistent with the limited purposes permitted by the Company’s agreement with such third party.

(d)            Former Employer Information/Definition of Company Property. The Employee will not use or disclose in connection with the Employee’s employment or bring on to the Company Property any proprietary information, trade secrets or any non-public material belonging to any previous employer or other person or entity unless consented to in writing by such employer, person, or entity.

(e)             In the event that the Employee is required by applicable law to disclose any Confidential Information, the Employee agrees to give the Company prompt advance written notice thereof and to provide the Company with all necessary assistance in obtaining an order to protect the Confidential Information from public disclosure.

(f)             The failure to mark any Confidential Information as “confidential”, “classified” or any similar designation shall not affect its status as Confidential Information under this Agreement.

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(g)            This Section 8 shall survive the termination of this Agreement for any reason. In the event the Employee breaches this Section 8, the Company shall have right to seek remedies permissible under applicable law and may seek equitable remedies as provided in Section 10 (d).

9.	INTELLECTUAL PROPERTY

(a)             Prior Inventions. The Employee has attached hereto, as Schedule A, a list describing all inventions, ideas, improvements, designs and discoveries, whether or not patentable and whether or not reduced to practice, original works of authorship and trade secrets made or conceived by or belonging to the Employee (whether made solely by the Employee or jointly with others) that (i) were developed by Employee prior to the Employee’s employment by the Company (collectively, “Prior Inventions”), (ii) relate to the Company’s actual or proposed business, products or research and development, and (iii) are not assigned to the Company hereunder; or, if no such list is attached, the Employee represents that there are no such Prior Inventions. The Employee will not incorporate any Prior Inventions into any Work Product, service or product of the Company or otherwise use any Prior Inventions in the course of Employee’s employment with the Company without the Company’s prior written permission. Except to the extent set forth in Schedule A, the Employee hereby acknowledges that, if in the course of his/her service for the Company, the Employee incorporates into a Company product, process or machine a Prior Invention owned by the Employee or in which he/she has an interest (with the prior written permission of the Company), the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide right and license (which may be freely transferred by the Company to any other person or entity) to make, have made, modify, use, sell, sublicense, reproduce, modify, adapt, prepare derivative works of, display, otherwise exploit such Prior Invention and otherwise distribute such Prior Invention as part of or in connection with such product, process or machine.

(b)            Assignment of Intellectual Property. The Employee hereby assigns to the Company or its designees, without further consideration and free and clear of any lien or encumbrance, the Employee’s entire right, title and interest (within the United States and all foreign jurisdictions) in and to any and all inventions, discoveries, improvements, developments, works of authorship, concepts, ideas, plans, specifications, mask work rights, know how, software, formulas, databases, designees, designations, sui generis data base rights, industrial work rights, processes and contributions to Confidential Information created, conceived, developed or reduced to practice by the Employee (alone or with others) during the Employee’s employment with the Company which (i) are related to the Company’s current or anticipated business, activities, products, or services, unless disclosed by the Employee and confirmed by the Company as not representing a conflict, or (ii) result from any work performed by Employee for the Company regardless of whether created, conceived, developed or reduced to practice with or without the use of Company property, including any and all Intellectual Property Rights (as defined below) therein (“Work Product”). Any Work Product which falls within the definition of “work made for hire”, as such term is defined in the U.S. Copyright Act, shall be considered a “work made for hire”, the copyright in which vests initially and exclusively in the Company. The Employee waives any rights to be attributed as the author or producer of any Work Product, including all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like (collectively “Moral Rights”). To the extent Employee retains any such Moral Rights in Work Product under applicable law, Employee hereby ratifies and consents to any action that may be taken with respect to such Moral Rights by or authorized by Company and agrees not to assert any Moral Rights with respect thereto. Employee will confirm any such ratifications, consents and agreements from time to time as requested by Company. The Employee agrees to immediately disclose to the Company all Work Product created, conceived, reduced to practice, or otherwise developed by the Employee, solely or jointly. For purposes of this Agreement, “Intellectual Property” shall mean any patent, copyright, trademark or service mark, trade secret, or any other proprietary rights protection legally available. The decision whether or not to commercialize or market any Work Product is within the Company’s sole discretion and for the Company’s sole benefit and the Employee will not claim any consideration as a result of the Company’s commercialization of any such Work Product.

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(c)              Patent and Copyright Registration. The Employee agrees to execute and deliver any instruments or documents and to do all other things reasonably requested by the Company in order to more fully vest the Company with all ownership rights in the Work Product. If any Work Product is deemed by the Company to be patentable or otherwise registrable, the Employee shall assist the Company (at the Company’s expense) in obtaining letters of patent or other applicable registration therein and shall execute all documents and do all things, including testifying (at the Company’s expense) as necessary or appropriate to apply for, prosecute, obtain, or enforce any Intellectual Property right relating to any Work Product. Should the Company be unable to secure the Employee’s signature on any document deemed necessary to accomplish the foregoing, whether due to the Employee’s disability (including any mental or physical incapacity) or other reason, the Employee hereby irrevocably designates and appoints the Company and each of its duly authorized officers and agents as the Employee’s agent and attorney-in-fact to act for and on the Employee’s behalf and stead to take any of the actions required of Employee under the previous sentence, with the same effect as if executed and delivered by the Employee, such appointment being coupled with an interest.

(d)             Maintenance of Records. The Employee hereby agrees to keep and maintain for the Company detailed and accurate written records in any format that the Company may specify of all Work Product that Employee makes (solely or jointly with others) for the Company. The records are and will remain the sole property of the Company.

This Section 9 shall survive the termination of this Agreement for any reason. In the event the Employee breaches this Section 9, the Company shall have right to seek remedies permissible under applicable law and may seek equitable remedies as provided in Section 10(d).

10.	NON-COMPETITION AND NON-SOLICITATION

(a)             Non-Competition. The Employee agrees that during the Employee’s employment and for one (1) year following the cessation of Employee’s employment with the Company, that Employee will not either directly or indirectly own, manage, operate, join, advise, control or otherwise engage or participate in or be connected as an officer, employee, partner, creditor, guarantor, advisor, or consultant in, or on behalf of, any other person or entity that competes against, with, or is in any way engaged in any business that is similar to the business in which the Company is engaged or anticipates to be engaged in. The foregoing does not apply to the Employee directly or indirectly owning, managing, operating, joining, advising, controlling or otherwise engaging or participating in or be connected as an officer, employee, partner, creditor, guarantor, advisor, or consultant in, or on behalf of, any other person or entity in the traditional securities space except the foregoing shall be applicable where said entity or person seeks to enter the digital asset securities industry, and the Employee’s employment with the entity is directly related to the digital asset securities business.

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(b)             Non-Solicitation; Non-Interference. During the period of the Employee’s employment and for a period of twenty four (24) months following the termination of the Employee’s employment for any reason, the Employee agrees that he/she will not, directly or indirectly, for the Employee’s benefit or for the benefit of any other person or entity, do any of the following:

(1)	solicit from any customer doing business with the Company, during the Employee’s employment, business of the same or of a similar nature to the business in which the Company is engaged;
(2)	solicit from any known potential customer of the Company business of the same or of a similar nature to that which has been the subject of a known written or oral bid, offer or proposal by the Company, or of substantial preparation with a view to making such a bid, proposal or offer;
(3)	solicit the employment or services of, or hire or engage, any person who is known to employed or engaged by the Company;
(4)	otherwise interfere with the business or accounts of the Company , including, but not limited to, with respect to any relationship or agreement between the Company and any vendor or supplier;
(5)	induce or attempt to induce any employee or independent contractor to terminate or lessen his or her affiliation with the Company or to violate the terms of any agreement or understanding between that individual and the Company; or
(6)	induce or attempt to induce a customer of the Company to terminate, lessen, or postpone its business with the Company or take any other action that might cause a financial disadvantage to the Company.

(c)             Conflicting Employment. The Employee hereby agrees that, during the Employee’s employment, he/she will not engage in any other employment, or other activities or services directly related to the business in which the Company is now involved, becomes involved, or has plans to become involved or that conflict with the Employee’s obligations to the Company without seeking and receiving written permission in advance from the Designated Officer or as provided for by Company Policy.

(d)             Prior Agreements with Other Parties. The Employee represents that the Employee’s performance of all the terms of this Agreement and duties as an employee of the Company will not breach any invention assignment, proprietary information, confidentiality, or similar agreement with any former employer or other party.

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(e)             Injunctive Relief; Indemnity of Company. The Employee agrees that any breach or threatened breach of subsections (a), (b) and (c) of this Section 10, as well as Sections 8 and 9 hereof, would result in irreparable injury and damage to the Company for which an award of money to the Company would not be an adequate remedy. The Employee therefore also agrees that in the event of said breach or any reasonable threat of breach of such Sections, the Company shall be entitled to seek an immediate injunction and restraining order to prevent such breach and/or threatened breach and/or continued breach by the Employee and/or any and all persons and/or entities acting for and/or with the Employee. The terms of this Agreement shall not prevent the Company from pursuing any other available remedies for any breach or threatened breach hereof, including, but not limited to, remedies available under this Agreement and the recovery of damages. . The Employee agrees to indemnify and hold harmless the Company from and against all claims, liabilities, losses, costs and expenses (including reasonable fees and disbursements of counsel) which may be incurred by the Company in connection with, or arising out of, any violation of this Agreement by the Employee. This Section 10 shall survive the termination of this Agreement for any reason. The Employee hereby authorizes the Company to provide a copy of this Agreement, including any exhibits hereto, to any and all of the Employee’s future employers (as well as prospective future employers) and to notify any and all such future employers (and prospective future employers) that the Company intends to exercise its legal rights arising out of or in connection with this Agreement and/or any breach or any inducement of a breach hereof (including, but not limited to, the terms and provisions of Sections 8, 9, 11 and this Section 10).

(f)             Employee understands that the restrictions contained in this Section 10 may limit Employee’s ability to earn a living in a business similar to the business of the Company but nevertheless agrees and acknowledges that the consideration provided in this Agreement is sufficient to justify such restrictions. In consideration thereof, and in light of Employee’s education, skills and abilities, Employee agrees that Employee will not assert in any forum that such restrictions prevent Employee from earning a living or otherwise should be held void or unenforceable.

(g)             The Employee and the Company hereby agree that the provisions of this Section 10 are reasonable in all respects. Employee understands and recognizes that the market for the Company’s services and the Company’s Business is highly specialized and highly competitive and that other companies and business entities compete with the Company in various locations throughout the world, such that the provisions set forth in this Agreement and this Section 10 : (i) are reasonably necessary to protect the Company’s legitimate business interests, (ii) are reasonable as to the time, territory, and scope of activities that are restricted, (iii) do not interfere and are not inconsistent with public policy or the public interest, and (iv) are described with sufficient accuracy and definiteness to enable the Employee to understand the scope of the restrictions on the Employee.

(h)             In the event that a court of competent jurisdiction or arbitrator(s), as the case may be, determine that the provisions of this Section 10 are unenforceable for any reason, the parties acknowledge and agree that the court or arbitrator(s) is expressly empowered to reform any provision of this Section 10 so as to make them enforceable as provided in Section 14 below.

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11.	NON-DISPARAGEMENT

Employee agrees that Employee will not, at any time make, publish, disseminate, or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning Company’s products, technology, services, officers or employees. Notwithstanding the foregoing, nothing in this Agreement is intended to or will be used in any way to prevent Employee from testifying truthfully under oath in a judicial proceeding or to limit Employee’s right to communicate with a government agency, to the extent provided for, protected under or warranted by applicable law.

12.	WITHHOLDING TAXES

Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such national, state, provincial, local or any other income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

13.	ASSIGNMENT

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that the Company may assign or transfer this Agreement or any rights or obligations hereunder to an affiliated entity without such consent.

14.	SEVERABILITY

If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

15.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the Employee and the Company regarding the terms of the Employee’s employment and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter, except that, the Company Policies are made part of this Agreement and in the event of any conflict between the terms of this Agreement and the Company Policies, such conflict will be resolved in favor of the Company Policies. The Employee acknowledges that he/she has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set forth in this Agreement or the Company Policies.

16.	GOVERNING LAW AND VENUE

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law provisions thereof. In any action or proceeding to enforce rights under this Agreement, the prevailing party shall be entitled to recover costs and attorneys’ fees.

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17.	AMENDMENT

This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

18.	WAIVER

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

19.	NOTICES

All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, (iii) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party; or (iv) sent by e-mail with confirmation of receipt.

20.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

21.	NO INTERPRETATION AGAINST DRAFTER

Each party recognizes that this Agreement is a legally binding contract and acknowledges that such party has had the opportunity to consult with legal counsel of choice. In any construction of the terms of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such terms.

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22.	ARBITRATION

(a)             Arbitration. In consideration of Employee’s employment with The Company, its promise to arbitrate all employment related disputes, and Employee’s receipt of the compensation, pay raises and other benefits paid to Employee by the Company , Employee agrees that any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, shareholder or benefit plan of the Company in their capacity as such or otherwise),arising out of, relating to, or resulting from Employee’s employment with the Company or the termination of Employee’s employment with the Company, including any breach of this Agreement, will be subject to binding arbitration. Employee agrees that Employee may only commence an action in arbitration, or assert counterclaims in an arbitration, on an individual basis and, thus, Employee hereby waives Employee’s right to commence or participate in any class or collective action(s) against the Company , to the fullest extent permitted by law. Disputes that Employee agrees to arbitrate, and thereby agrees to waive any right to a trial by jury, include any statutory claims under local, state, or federal law, including claims under Title VII of The Civil Rights Act of 1964, The Americans With Disabilities Act of 1990,The Age Discrimination in Employment Act of 1967,The Older Workers Benefit Protection Act, the Sarbanes Oxley Act, the Worker Adjustment and Retraining Notification Act, the Family and Medical Leave Act, The Fair Labor Standards Act, as well as claims of harassment, ,discrimination, wrongful termination and any other contractual, tort or statutory claims under federal, New York or local laws, to the extent allowed by law. Employee understands that this agreement to arbitrate also applies to any disputes that the Company may have with Employee.

(b)             Procedure. Employee agrees that any arbitration will be administered by Judicial Arbitration & Mediation Services, Inc. (“Jams”), pursuant to its Employment Arbitration Rules & Procedures (the “Jams Rules”), which are available on the “rules/clauses” page of Jams’ public website, and no other rules from Jams. Employee agrees that the arbitrator will have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication, motions to dismiss or to strike, demurrers, and motions for class certification, prior to any arbitration hearing. Employee also agrees that the arbitrator will have the power to award any remedies available under applicable law, including injunctive relief, and that the arbitrator will award attorneys’ fees and costs to the prevailing party, except as prohibited by law. Employee agrees that the decree or award rendered by the arbitrator may be entered as a final and binding judgment in any court having jurisdiction thereof. Employee understands that the Company will pay for any administrative or hearing fees charged by the arbitrator or Jams, except that Employee will pay any filing fees associated with any arbitration that employee initiates , but only so much of the filing fees as Employee would have instead paid had Employee filed a complaint in a court of law.

(c)             Confidentiality. Employee hereby agrees to keep all matters related to any arbitration proceedings with the Company and all discussions in connection therewith and any materials that may be produced related thereto, in the strictest confidence and agrees not to disclose any information or materials, or respond to any inquiries, related to Employee’s arbitration proceedings with the Company.

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

PROMETHEUM, INC.

By:	/s/ Benjamin Kaplan

Name: Benjamin S. Kaplan

Title: Co-CEO

EMPLOYEE

By:	/s/ Rosemarie Fanelli

Name: Rosemarie Fanelli

Address:

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Schedule A

List of Prior Inventions

Title	Date	Identifying Number or Brief Description

______ No inventions or improvements

______ Additional Sheets Attached

Signature of Employee: ________________

Print Name of Employee: _______________

Date: ____________

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